UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 6, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elite Pharmaceuticals, Inc.

File No. 001-15697 - CF#36528

_____

Elite Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on August 5, 2013, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K/A filed on August 30, 2018.

Based on representations by Elite Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 8-K filed August 5, 2013   through August 1, 2020
Exhibit 10.1 to Form 8-K/A filed August 30, 2018   through August 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary